Exhibit 99.1

US Defense Reports Broad Travelan® Reactivity to 180
Pathogenic Bacteria including Camylobacter and Shigella

Key Highlights:

●	The research program was performed by the U.S. Department of Defense (DoD) and was conducted by the Department of Enteric Diseases, Armed Forces Research Institute of Medical Sciences (AFRIMS) in Bangkok, Thailand.

●	The major goal of the study was to evaluate Travelan®’s ability to bind and react to infectious bacteria of interest to the US DoD, including Campylobacter, ETEC and Shigella infections in Southeast Asia

●	The pathogenic bacteria were retrieved from infected personnel deployed in Bhutan, Cambodia, Nepal and Thailand

●	Results reported demonstrated Travelan® was able to bind and was reactive to all 180 strains of bacteria tested by Western blot analysis

●	Travelan® showed particularly strong reactivity to 60 clinical isolates of personnel infected with ETEC and 60 personnel infected with Shigella

Melbourne, Australia, January 30, 2017: Immuron Limited (ASX: IMC; NASDQ: IMRN), an Australian microbiome biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of many gut mediated diseases, today highlighted a recent study on the immuno-reactivity of its commercially available and over-the-counter gastrointestinal and digestive health supplement Travelan® to infectious bacterium strains from Southeast Asia.

The study was commissioned by the US Department of Defense (DoD), funded by the Defense Health Agency’s Defense Health Program and performed at the Department of Enteric Diseases (DED), Armed Forces Research Institute of Medical Sciences (AFRIMS), an overseas laboratory of the Walter Reed Army Institute of Research (WRAIR), located in Bangkok, Thailand. The primary goal of this program was to investigate Travelan® immunological reactivity with pathogenic bacteria including Campylobacter, Enterotoxigenic Escherichia coli (ETEC) and Shigella. The tested bacterial isolates originated from the AFRIMS’s library of infectious diseases.

To evaluate the immuno-reactivity of Travelan® 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella, were tested by a Western blot analysis. The clinical isolates were collected from infected patients located in Bhutan, Cambodia, Nepal and Thailand between 1993 and 2016, allowing researchers to measure the impact of Travelan® antibodies on recent infectious bacterial strains in the field. When compared to the control, researchers found that the antibodies within Immuron’s Travelan® product were reactive to all 180 clinical isolates from these infected individuals. The ability of Travelan® to bind and potentially neutralise these bacteria, highlights the broad-spectrum recognition of surface antigens on potentially debilitating and even life-threatening bacteria.

Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735

CEO of Immuron, Dr. Jerry Kanellos, said:

“We are pleased to see that Travelan®, a product that has achieved significant sales growth, has proven its reactivity to a multitude of clinically relevant bacterium strains within Southeast Asia including ETEC, Campylobacter and Shigella,”

The work completed at AFRIMS is the first of three research projects we are collaborating on with the US DoD. We hope to announce the study results from the Department of Enteric Infections, US Naval Medical Research Center and the Department of Enteric Infections, Bacterial Diseases Branch, WRAIR in the next few months.

Travelan’s reactivity to various forms of these infectious diseases makes it a valuable asset to foreign government officials looking to protect employees stationed in these regions, as well as consumers who want to preserve their health while travelling abroad. In addition to consumer purchases, government and organizational adoption of Travelan® represents a significant revenue opportunity for Immuron, and one that we seek to capitalize upon as we market the product more broadly.”

A prophylactic treatment that protects against enteric diseases, specifically Shigella, is a high priority objective for the US Army, supported under Military Infectious Diseases Research Program, and for use in endemic areas of the world. Shigella in particular is estimated to cause 80 –165 million cases of disease worldwide, resulting in 600,000 deaths annually and is particularly prevalent in both sub-Saharan Africa and South Asia.

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COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

USA MEDIA CONTACT: Kate Caruso-Sharpe FischTank Marketing and PR US Ph: + 1 646 699 1414 kate@fischtankpr.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com

ABOUT IMMURON:

Immuron Ltd (ASX: IMC) is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of many gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of traveler’s diarrhea whilst its lead product candidate IMM-124E is in Phase 2 clinical trials for NASH and ASH. These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the market. For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

Certain statements made in this release are forward-looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward-looking statements. Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercialising technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements. The forward-looking statements made in this release relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this release except as required by law or by any appropriate regulatory authority.